TSX, NYSE: AKG

ASANKO GOLD MINE COMMISSIONING UNDERWAY

Highlights:

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Ore commissioning of the metallurgical process facilities now underway.

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On track for first gold in January 2016, a month ahead of schedule.

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Mining main ore zones in the Nkran pit under direction of RC grade control drilling.

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1.2Mt of ore delineated in pit by grade control drilling - comparing well with the Mineral Reserve Estimate.

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Tailings storage facility approved by the EPA and ready to accept tailings.

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Balance sheet strengthened with approximately US$134 million in cash and US$72 million remaining to be spent on the project, as at November 30, 2015.

Vancouver, British Columbia, December 21, 2015 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to announce that commissioning of Phase 1 of the Asanko Gold Mine (“AGM” or the “Project”) in Ghana has commenced and first gold is expected in January 2016.  Phase 1 is a low cost, long life mine that will produce an average of 190,000 ounces of gold per annum at steady state over 12 years.  The latest videos and photographs are available at http://www.asanko.com/projects/photo-gallery.

The crusher was commissioned on waste on December 10, 2015 and ore is now being fed from the run of mine (“ROM”) ore stockpile in preparation for the commencement of milling operations. Water commissioning of the pre-leach thickener and carbon-in-leach (“CIL”) circuits has begun. The installation of the mill motors and lining of the Ball and SAG mills has been completed and their commissioning with ore is expected in the last week of December 2015, one month ahead of schedule.

Mining operations are performing according to plan and there is now approximately 290,000 tonnes (+30 days steady state production) of ore on the stockpile. The majority of this ore was mined from resources that were classified as Inferred Mineral Resources encountered during the pre-strip and as such were not part of the Definitive Project Plan (“DPP”) (announced in November 13, 2014).  Over 90,000 tonnes of this ore has been stockpiled separately with an average grade of 2.16g/t gold.  The main Nkran Mineral Reserves are now being opened up as the pre-strip nears completion and approximately 1.2 million tonnes (“Mt”) of ore have been further delineated by Reverse Circulation (RC) grade control drilling.  The grade control model is comparing well to the Mineral Resource Estimate.  Grade reconciliation will start following the commencement of processing ore in Q1 2016.

Peter Breese, President and CEO, commented: “Commissioning of Phase 1 has now commenced and we expect to start the mill and CIL circuits shortly. We anticipate first gold from the entire processing circuit in January 2016.  Mill feed rates and gold recoveries are expected to ramp-up to steady-state levels over the first three months of operations with commercial production targeted during Q2 2016.

Mining operations are running smoothly and we are starting to mine the main Nkran orebody as the 21.7Mt pre-strip nears completion. To date we have mined 19Mt of material out of the pit. The RC grade control drilling program is confirming the resource model and we now have almost five months of grade-controlled ore delineated and ready for mining. Over the next few months, we aim to increase these detailed reserves to between 9 – 12 months ahead of the production schedule.

We continue to track within our capital budget of US$295 million and have strengthened the balance sheet heading into commissioning against a backdrop of uncertainty for the gold price. We remain confident of our ability to reach commercial production and generate positive cash flows by Q2 2016.”

Mining

Pre-stripping of the Nkran pit is nearing completion, with over 19Mt of material mined, as at December 16, 2015.  As part of the pre-strip, approximately 290,000 tonnes of ore have been placed on the ROM stockpile.

Ore mined to date has been mostly from zones that were in the inferred category, which do not form an integral part of the mine plan, and are located peripheral to the main orebodies, which have been exposed as the mining pushback has advanced.  During the past few weeks, further mineralized zones of the main Nkran orebody have been exposed in places along the western flank of the pit and are available to support the ore production levels required as the AGM commissions and ramps up to steady-state.  The ore from these zones is being verified by RC grade control drilling where access permits.

Mining operations continue at rates in line with long-term steady state mining plans.  The mining of the ore zones encountered during the pre-strip has been selective due to the generally narrow and discontinuous nature of these zones, but geological mapping and grade control drilling have provided a steady source of this ore.  As mining advances and deepens on the western flank of the Nkran deposit, ore domains continue to be exposed giving continuity along strike, at depth and considerably greater widths.

The RC drilling program has progressed well since it commenced in April 2015. The RC drilling is aligned to the 3 meters flitch and 6 meters mining bench plans, and has been developed on 10 x 5 meters intervals.  Additional inclined holes are drilled to 22.5 and 45 meter depths, and sampled at 1.5 meter intervals. This pattern provides cover for 6 benches (36 vertical meters), which is equivalent to approximately 6 months of mining. The plan is to eventually have a RC grade control model 9 to 12 months ahead of the production schedule and a phase of 120 meter deep boreholes has now been introduced to achieve this.

During the pre-stripping operation, the RC drilling program evaluated the inferred resources and peripheral zones of mineralization that are located outside the main ore domains. To date 1,735 grade control drill holes have been drilled for 50,679 meters and 41,321 gold assays. In addition 1,523 meters of rip-lines have been analyzed and mapped.  This has culminated in over 290,000 tonnes of ore (split into oxide, transition and fresh stockpiles) being placed on stockpile. The breakdown of these stockpiles is as follows:

ROM Stockpile	Tonnes	Gold Grade (g/t)
High grade	41,223	2.52
Medium grade	51,599	1.86
Low grade	197,578	0.85

Commissioning and Ramp Up

Commissioning of the crusher with waste was achieved on December 10, 2015 with ore now being fed to the crusher in preparation of the commencement of milling operations. Water is currently being pumped into the pre-leach thickener and first CIL tanks. Ore commissioning of the milling and CIL circuits is expected in the last week of December 2015, one month ahead of schedule.

Low grade ore will be used initially to balance the milling circuit before reserve grade ore is fed through the plant. Gold doré is expected approximately 14 days after ore is fed to the mills.  Over 40% of the gold is expected to be recovered from the gravity gold circuit. Approximately 7,000 ounces of gold will be locked-up in the CIL circuit as the carbon becomes fully loaded.

Mill feed rates and gold recoveries are expected to ramp-up to steady-state levels, 3Mtpa and 92.5% respectively, over the first three months of operations with commercial production expected in Q2 2016.

The tailings pipeline and return water system components of the Tailings Storage Facility (“TSF”) have been completed and the Environmental Protection Agency (“EPA”) has conducted its final inspection of the TSF and confirmed that all conditions of the permit have been met.

Power Supply Update

Asanko has been receiving uninterrupted power via the 30km long, 161kV power line from the state owned Volta River Authority (“VRA”) and the tariff is in line with the DPP rate of US$18c/kWh. Asanko is currently finalizing a short-term power supply agreement with VRA.

In addition, the 100% back-up supply of power, 20 megawatts of diesel generator capacity, is on site and will be commissioned and fully operational before the end of December 2015.

Asanko has also terminated the life of mine power purchase agreement with Genser Energy Ghana Limited. The Company has initiated a tender process to assess alternative proposals for construction of a dedicated power plant at the Project site and a long term Power Purchase Agreement. This process is expected to be concluded by the end of Q1 2016.

Funding

The Company has agreed with its lender, RK Mine Finance Trust I (“Red Kite”), to consolidate the US$20 million cost overrun facility into the project loan facility of US$130 million for a total debt facility of US$150 million. The terms for the increased US$150 million debt facility remain the same.  Interest rates accrue at LIBOR +6% with a 1% LIBOR minimum, there are no gold price or financial covenants on the loan, no hedging and no sweep of excess free cash. The first quarterly payment of approximately US$9.5 million is due on July 1, 2016. The Company can also elect to repay the loan, or a portion thereof, early with no penalties.

Red Kite also agreed to waive the 3% drawdown fee and as such, Asanko has drawn the remaining US$20 million, removing any uncertainty over access to the funds in the event they are required. Asanko has issued four million warrants to purchase common shares in Asanko, granted to Red Kite as part of the original funding package. The strike price of the warrants has been set at US$1.83 (approximately C$2.46) per share, which was calculated based on a 25% premium to the 20-day volume weighted closing price, as at December 16, 2015. They expire three years from the date of issue.

The Project’s capital cost of US$295 million continues to track within budget.  At this time, the Company has approximately US$134 million in cash on its balance sheet (including the recently drawn US$20 million).  Approximately US$223 million has been spent (cash out) on the Project, with US$72 million remaining.  This leaves the Company with US$62 million in working capital to commission the mine and get to positive cash flow, which is expected by Q2 2016.

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations

Toll-Free (N.America): 1-855-246-7341

Telephone: +44-7932-740-452

Email: alex.buck@asanko.com

Wayne Drier - Executive, Corporate Development

Telephone: +1-778-729-0614

Email: wayne.drier@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.  The mine is being developed in phases. Construction of Phase 1 is nearing completion and first gold is expected in early Q1 2016, with steady state production of 190,000 ounces per annum in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves.  The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).

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